Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333- ) and related Prospectus of Digital Realty Trust, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2017, with respect to the consolidated financial statements and schedule of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P., and the effectiveness of internal control over financial reporting of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P., included in the Current Report on Form 8-K of Digital Realty Trust, Inc. and Digital Realty Trust, L.P dated July 10, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

October 5, 2017